Amendment No. 1 dated September 14, 2009† to ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated September 11, 2009

100% Principal Protection Notes

Market Strategies to Complement Traditional Fixed Income Investments

UBS AG $[•] Notes Linked to the Dow Jones-UBS Commodity IndexSM due on or about September 30, 2014

Investment Description

The 100% Principal Protection Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the Dow Jones-UBS Commodity IndexSM (the “underlying index”), which is comprised of nineteen exchange-traded futures contracts on physical commodities. A detailed description of the underlying index is attached to this free writing prospectus as Annex A for your review. The Notes provide exposure to the potential positive performance of the underlying index, as well as protection at maturity of 100% of your principal. At maturity, if the index return is positive, you will receive your principal, plus an additional payment based on the index return, up to a maximum gain of 80% to 90% (the actual maximum gain will be set on the trade date). If the index return is negative, at maturity you will receive the principal amount of your Notes. Principal protection applies only if the Notes are held to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential — If the underlying index appreciates in value, you will receive an index-linked return, subject to the maximum gain, that may exceed the return you could receive on traditional fixed income investments.
☐	Principal Protection Feature — If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.
☐	Diversification — The Notes may provide diversification within your portfolio through exposure to the underlying index, which is comprised of nineteen exchange-traded futures contracts on physical commodities.

Key Dates*

Trade Date	September 25, 2009
Settlement Date	September 30, 2009
Final Valuation Date	September 24, 2014
Maturity Date	September 30, 2014
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Security Offering

We are offering 100% Principal Protection Notes Linked to the Dow Jones-UBS Commodity IndexSM. The return on the Notes is subject to, and will not exceed the predetermined maximum gain, which will be set on the trade date.

Notes	Term	Maximum Gain*	Maximum Payment at Maturity per $1,000 Note*	Starting Level	CUSIP	ISIN
100% Principal Protection Notes Linked to the Dow Jones-UBS Commodity IndexSM	5 years	80% to 90%	$1,800 to $1,900	[• ]	90261JDW0	US90261JDW09
*	Actual maximum gain will be set on the trade date.

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying Principal Protection Notes product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the Principal Protection Notes product supplement for risks related to an investment in the Notes.

†	This amended free writing prospectus supersedes in its entirety the related issuer free writing prospectus dated September 11, 2009 for the Notes. We refer to this amended free writing prospectus as “free writing prospectus”.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying Principal Protection Notes product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	$1,000	0.25%	99.75%
Total	$[• ]	$[• ]	$[• ]

UBS Securities LLC	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated May 28, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000311/c150972_690359-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to ``UBS”, ``we”, ``our” and ``us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “Principal Protection Notes product supplement” mean the UBS product supplement, dated May 28, 2009 and references to ``accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.
♦	You believe that the level of the underlying index will increase over the term of the Notes, although such increase is unlikely to exceed the maximum gain.
♦	You seek an investment that offers full principal protection against a decline in the underlying index when the Notes are held to maturity.
♦	You do not seek periodic income from your investment.
♦	You are willing to hold the Notes to maturity.
♦	You are not seeking an investment for which there will be an active secondary market.

The Notes may not be suitable for you if:

♦	You do not believe the level of the underlying index will increase over the term of the Notes or you believe the level of the underlying index will increase by more than the maximum gain.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
♦	You seek periodic income from your investment.
♦	You will create an overconcentrated position in any particular commodities sector of your portfolio by owning the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You seek an investment that is exposed to the full potential increase in the level of the underlying index, without a cap on participation.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$1,000 per Note.
Minimum Investment	$1,000 (1 Note)
Underlying Index	Dow Jones-UBS Commodity IndexSM
Term	5 years(1)
Principal Protection(2)	100%, if held to maturity
Maximum Gain	80% to 90%. The actual maximum gain will be set on the trade date.
Payment at Maturity	If the index return is equal to or greater than the maximum gain, you will receive a cash payment per Note, which will be calculated as follows:
$1,000 + ($1,000 × maximum gain)
If the index return is positive but less than the maximum gain, you will receive a cash payment per Note, which will be calculated as follows:
$1,000 + ($1,000 × index return)
If the index return is zero or negative, you will receive a cash payment of $1,000 per Note
Index Return	Ending Level – Starting Level Starting Level
Starting Level	The closing level of the underlying index on the trade date
Ending Level	The closing level of the underlying index on the final valuation date
Underlying Index Sponsors	UBS Securities LLC, Dow Jones & Company, Inc., or any successor

Determining Payment at Maturity

You will receive at maturity your principal amount plus an amount based on the maximum gain calculated as follows:

$1,000 + ($1,000 x maximum gain)

(1)	In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

Hypothetical Examples and Return Table of the Notes at maturity

The following scenario analysis assumes a maximum gain of 85% and a range of index returns from 150% to -100%. The actual maximum gain will be set on the trade date.

The following examples illustrate the payment at maturity and total return on a hypothetical offering of the Notes assuming the following*:

Term:	5 years
Principal Amount:	$1,000
Starting Level:	125 (hypothetical)
Maximum Gain:	85%
*	The terms for each Note will be set on the trade date.

Example 1: The closing level of the underlying index increases from a starting level of 125 to an ending level of 150.

Because the index return is 20%, which is less than the maximum gain of 85%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by the index return, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$1,000 + ($1,000 × index return)

$1,000 + ($1,000 × 20%) = $1,200

Investor receives $1,200 at maturity for each Note (a 20% total return).

Example 2: The closing level of the underlying index increases from a starting level of 125 to an ending level of 250.

Because the index return of 100% is more than the maximum gain of 85%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by maximum gain of 85%, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$1,000 + ($1,000 × maximum gain)

$1,000 + ($1,000 × 85%) = $1,850

Investor receives $1,850 at maturity for each Note (a 85% total return).

Example 3: The level of the underlying index decreases from a starting level of 125 to an ending level of 75.

Because the index return is -40%, the investor would receive at maturity 100% of the principal amount of each Note.

At maturity, the investor will receive a cash payment equal to: $1,000 for each Note.

Investor receives $1,000 at maturity for each Note (a 0% total return).

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the ``Risk Factors” section beginning on page PS-10 of the Principal Protection Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Market risk — The return on the Notes, if any, at maturity is directly linked to the performance of the underlying index, and indirectly linked to the value of the futures contracts on physical commodities comprising the underlying index (the “index commodities”), and will depend on whether, and the extent to which, the index return is positive. You will receive no more than the principal amount of your Notes at maturity if the index return is zero or negative.
♦	Your growth potential is limited — You will not benefit from any positive index return in excess of the maximum gain.
♦	No interest payments or other rights — You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of index commodities will have.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the index commodities — Owning the Notes is not the same as owning the index commodities. As a holder of the Notes, you will not have any rights with respect to any of the index commodities. Any amounts payable on your Notes will be made in cash, and you will have no right to receive any of the index commodities.
♦	Price prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the levels of the underlying index; the volatility of the underlying index; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	The involvement of UBS Securities LLC in the index committees may conflict with your interest as a holder of the Notes — The underlying index is overseen and managed by the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees (collectively, the “index committees”). Employees of UBS Securities LLC, an affiliate of UBS, are members of the index committees. The index committees have a significant degree of discretion regarding the composition and methodology of the underlying index. Consequently, UBS Securities LLC will be involved in the composition and management of the underlying index including additions, deletions and the weightings of the index commodities, all of which could affect the level of the underlying index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. Due to its influence on determinations of the index committees, which may affect the market value of the Notes, UBS Securities LLC may have a conflict of interest if it participates in or influences such determinations.
♦	The underlying index is a proprietary index of UBS Securities LLC, an affiliate of UBS, and conflicts of interest may arise from our affiliated relationship with UBS Securities LLC — The underlying index is the exclusive property of UBS Securities LLC, who is one of our affiliates. The underlying index is calculated by Dow Jones & Company, Inc. in conjunction with UBS Securities LLC. Any actions or judgments by UBS Securities LLC could adversely affect the trading value of the Notes and the payment we will pay to you at maturity. Even though UBS Securities LLC is one of our affiliates, we have no ability to control or predict UBS Securities LLC’s actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the underlying index. You, as an investor in the Notes, should make your own investigation into the underlying index and UBS Securities LLC. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the underlying index.

♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the performance of the underlying index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates actively engage in trading activity related to the underlying index, and the index commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of index commodities or are linked to the performance of the underlying index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the underlying index and related indices, and UBS Securities LLC and Dow Jones & Company, Inc. and their affiliates may license the underlying index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the underlying index. The calculation agent, UBS Securities LLC, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the level of the underlying index and therefore the market value of the Notes.
♦	The underlying index reflects excess return, not total return — The return on your Notes is based on the performance of the underlying index, which reflects the returns that are potentially available through an unleveraged investment in the index commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the index commodities. The return on your Notes will not include such a total return feature or interest component.
♦	Commodity price risks — Trading in futures contracts associated with the underlying index is speculative and can be extremely volatile. Market prices of the physical commodities underlying the futures contracts comprising the underlying index may fluctuate rapidly based on numerous factors. These factors may affect the level of the underlying index and the market value of your Notes in varying ways, and different factors may cause the value of different commodities included in the underlying index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Suspensions or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Notes — Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the underlying index and, therefore, the value of your Notes.
♦	Higher future prices of commodities included in the underlying index relative to their current prices may lead to a decrease in the amount payable at maturity — As the futures contracts included in the underlying index come to expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. Sale prices for contracts with later expiration dates that are higher than the sale prices for contracts expiring earlier could adversely affect the value of the underlying index and, accordingly, decrease the payment you receive at maturity. See ``The DJ-UBS Commodity Index is a Rolling Index” on page 4 of Annex A.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the underlying index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Notes will increase your portfolio’s exposure to fluctuations in the commodity sectors comprising the underlying index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the underlying index and the value of your Notes — Approximately 33% of the index commodities are energy oriented, including approximately 17% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the underlying index and the value of your Notes. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and the value of your Notes could decline as a result.
♦	An investment in the Notes is subject to risks associated with foreign commodities markets — The underlying index consists of nineteen exchange traded futures contracts on physical commodities, three of which are traded on the London Metal Exchange. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks. The underlying index will include index commodities that trade on foreign trading facilities. The regulations of the U.S. Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events.
♦	Changes in the composition and valuation of the underlying index — The composition of the underlying index may change over time, as additional index commodities satisfy the eligibility criteria of the underlying index or index commodities currently included in the underlying index fail to satisfy such criteria and those changes could impact the composition of the underlying index. Modifications to the methodology for determining the index commodities to be included in the underlying index, and for valuing the underlying index, may be made in the future. Such changes could adversely affect the value of your Notes.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-25 of the Principal Protection Notes product supplement and consult your tax advisor about your tax situation.

Dow Jones-UBS Commodity IndexSM

The following information on the Dow Jones-UBS Commodity IndexSM provided in this document should be read together with the discussion related to the Dow Jones-UBS Commodity IndexSM that is attached to this free writing prospectus as Annex A.

Set forth below is a current list of the index commodities comprising the underlying index, together with their respective symbols, exchanges, target weights for 2009 and actual weights as of August 31, 2009:

Commodity	Contract	Units	Exchange	Individual Component Target Weights	Individual Component Actual Weights
Natural Gas	Henry Hub Natural Gas	10,000 mmbtu	NYMEX	11.89%	6.76%
Crude Oil	Light, Sweet Crude Oil	1,000 barrels	NYMEX	13.75%	17.13%
Gasoline	Reformulated Blendstock for Oxygen Blending	42,000 gallons	NYMEX	3.71%	4.98%
Heating Oil	Heating Oil	42,000 gallons	NYMEX	3.65%	3.61%
Live Cattle	Live Cattle	40,000 lbs	CME	4.29%	3.62%
Lean Hogs	Lean Hogs	40,000 lbs	CME	2.40%	1.52%
Wheat	Wheat	5,000 bushel	CBOT	4.80%	3.26%
Corn	Corn	5,000 bushels	CBOT	5.72%	3.78%
Soybeans	Soybeans	5000 bu	CBOT	7.60%	6.38%
Soybean Oil	Soybean Oil	60,000 lbs	CBOT	2.88%	2.37%
Aluminum	High Grade Primary Aluminum	25 metric tons	LME	7.00%	6.99%
Copper	Copper	25,000 lbs	COMEX	7.31%	11.41%
Zinc	Special High Grade Zinc	25 metric tons	LME	3.14%	3.84%
Nickel	Primary Nickel	6 metric tons	LME	2.88%	3.74%
Gold	Gold	100 troy oz.	COMEX	7.86%	7.44%
Silver	Silver	5000 troy oz.	COMEX	2.89%	3.25%
Sugar	World Sugar No. 11	112,000 lbs	NYBOT	2.99%	5.09%
Cotton	Cotton	50,000 lbs	NYBOT	2.27%	2.28%
Coffee	Coffee “C”	37,500 lbs	NYBOT	2.97%	2.66%

The commodity sectors included in the underlying index as of September 10, 2009, and their target weights for 2009, are as follows:

Index Breakdown by Commodity Group

Historical Closing Levels of the Underlying Index

Any historical upward or downward trend in the level of the underlying index during any period shown below is not an indication that the level of the underlying index is more or less likely to increase or decrease at any time during the term of the Notes. The historical underlying index levels do not give an indication of future performance of the underlying index. UBS cannot make any assurance that the future performance of the underlying index or the index commodities will result in holders of the Notes receiving a positive return on their investment. The closing level of the underlying index on September 9, 2009 was 125.36. The actual starting level will be the closing level of the underlying index on the trade date.

Historical Information

The table below shows the performance of the underlying index from December 31, 1998 through September 9, 2009.

Underlying Index Historical Results for the period December 31, 1998 through September 9, 2009
Year	Ending Level	Annual Return
1998	77.80
1999	92.27	18.60%
2000	114.61	24.21%
2001	89.03	-22.32%
2002	110.28	23.86%
2003	135.27	22.66%
2004	145.60	7.64%
2005	171.15	17.54%
2006	166.51	-2.71%
2007	184.96	11.08%
2008	117.24	-36.61%
2009 (through September 9)	125.36	6.92%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the underlying index from January 1, 1998 through September 9, 2009 in comparison with another traditional commodity index, the S&P Goldman Sachs Commodity Index (GSCI®) Excess Return.

	Historical Results for the period January 1, 1998 through September 9, 2009
	DJ-UBS Commodity Index	S&P GSCI Excess Return Index
Total Return	60.34%	51.57%
Annualized Return	4.52%	3.97%

The historical performance of the DJ-UBS Commodity Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in ``Supplemental U.S. Tax Considerations” on page PS-25 of the Principal Protection Notes product supplement. To the extent any information in this free writing prospectus is inconsistent with the accompanying Principal Protection Notes product supplement, prospective investors should rely on the information in this free writing prospectus.

In the opinion of Cadwalader, Wickersham & Taft LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the ``comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include income each year even though you will receive no payments until maturity. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to •  % per annum, compounded semiannually, with a projected payment at maturity of $•   based on an investment of $1,000. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $•   in 2009, $•   in 2010, $•   in 2011, $•   in 2012, $•   in 2013 and $•   in 2014. However, if the amount you receive at maturity is greater than $•  , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2014 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $•  , you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2014 by an amount that is equal to such difference. If the amount you receive at maturity is less than $•  , then you would recognize a net ordinary loss in 2014 in an amount equal to such difference. This comparable yield and projected payment schedule are neither predictions nor guarantees of what the actual payments you receive will be.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	265,114	244,158
Total Debt	265,114	244,158
Minority Interest(2)	8,011	7,378
Shareholders’ Equity	33,545	30,894
Total capitalization	306,670	282,429
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.92095 (the exchange rate in effect as of June 30, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC intends to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this free writing prospectus.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Annex A

Dow Jones-UBS Commodity IndexSM

The following is a description of the Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-UBS Commodity Index Handbook (a document that is considered proprietary to Dow Jones & Company, Inc. and UBS Securities LLC and is available at http://www.djindexes.com/ubs/index.cfm?go=handbook). Such information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”) and UBS Securities LLC (“UBS Securities”). UBS AG (“UBS”), the issuer of the Notes, has not independently verified information from publicly available sources described above in clause (i). You, as an investor in the Notes, should make your own investigation into the DJ-UBS Commodity Index, Dow Jones and UBS Securities. Dow Jones and the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and/or members of the Supervisory and Advisory Committees are have no obligation to consider your interests as a holder of the Notes. However, employees of UBS Securities, an affiliate of UBS, are members of the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and UBS’s affiliates are involved in the public offering and sale of the Notes and may be engaged in secondary market making transactions in the Notes. Dow Jones and UBS Securities have no obligation to continue to publish the DJ-UBS Commodity Index, and may discontinue publication of the DJ-UBS Commodity Index at any time in their sole discretion.

Overview

UBS Securities acquired AIG Financial Product Corp.’s commodity business as of May 6, 2009. Dow Jones and AIG International Inc. (“AIGI”), to which AIG Financial Product Corp. (“AIG-FP”) is successor in interest, developed the Dow Jones-AIG Commodity Index. As a result of the sale of AIG Financial Product Corp.’s commodity business to UBS Securities, the Dow Jones-AIG Commodity Indexes have been re-branded as the Dow Jones-UBS Commodity Indexes effective May 7, 2009.

The DJ-UBS Commodity Index was introduced in July 1998 to provide unique, diversified, economically rational and liquid benchmarks for commodities as an asset class. The DJ-UBS Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, see “The Commodity Futures Markets” below. The commodities included in the DJ-UBS Commodity Index for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gas (RBOB), wheat and zinc.

The DJ-UBS Commodity Index is a proprietary index that Dow Jones and AIGI developed and that Dow Jones, in conjunction with UBS Securities, calculates. The methodology for determining the composition and weighting of the DJ-UBS Commodity Index and for calculating its value may be amended or changed only upon the approval of the Dow Jones — UBS Commodity Index Supervisory Committee, except during periods of extraordinary circumstances such as during a market emergency. Questions and issues relating to the application and interpretation of terms contained in this document generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by the Supervisory Committee unless circumstances do not permit convening of such committee for its decision, in which case any such questions and calculations shall be resolved or determined by UBS Securities in consultation, if practicable, with Dow Jones.

UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the DJ-UBS Commodity Index, as well as commodities, including commodities included in the DJ-UBS Commodity Index. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of commodities or are linked to the performance of the DJ-UBS Commodity Index. Certain of UBS's affiliates may underwrite or issue other securities or financial instruments indexed to the DJ-UBS Commodity Index and related indices, and UBS Securities and Dow Jones and their affiliates may license the DJ-UBS Commodity Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the DJ-UBS Commodity Index. For instance, a market maker in a financial instrument linked to the performance of the DJ-UBS Commodity Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying DJ-UBS Commodity Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the DJ-UBS Commodity Index, which in turn may affect the value of the DJ-UBS Commodity Index. With respect to any of the activities described above, none of UBS Securities, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

The Dow Jones-UBS Commodity Index Supervisory and Advisory Committees

Dow Jones and UBS Securities have established a two-tier oversight structure comprised of the Supervisory Committee and the Advisory Committee. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the DJ-UBS Commodity Index, while also providing a mechanism for more rapid reaction in the event of any market disruption or extraordinary change in market conditions that may affect the DJ-UBS Commodity Index. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by Dow Jones, and will make all final decisions relating to the DJ-UBS Commodity Index, given any advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the DJ-UBS Commodity Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the Index.

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The three members of the Supervisory Committee are:

Mr. John Prestbo, Editor and Executive Director, Dow Jones Indexes Mr. Prestbo was a reporter and editor for The Wall Street Journal for more than 30 years. He was Commodity News Editor of the Journal from 1975 to 1977, when he introduced several enhancements of commodity coverage that are still being used. He was instrumental in building the Dow Jones unit that became Dow Jones Indexes in 1997. He co-authored The Wall Street Journal Book of International Investing, 1997, Barron's Guide to Making Investment Decisions, 1993, and News and the Market, 1974; in addition, Mr. Prestbo edited This Abundant Land, 1974. Mr. Prestbo has been awarded the University of Missouri Award for Distinguished Business Writing and the George M. Loeb Achievement Award for Business Writing.

Mr. Mikhail Faktorovich, Director, UBS Securities LLC

Mr. Faktorovich is a quantitative analyst in the commodities group, and worked at AIG Trading Group (and subsequently AIG Financial Products Corp.) from 2001 until joining UBS when it acquired the Index in May 2009. Prior to AIG Trading Group, Mr. Faktorovich worked at JP Morgan Investment Management in the Structured Equity Group. Mr. Faktorovich earned an MS in Math Statistics and Operations Research at New York University Courant Institute, and a BS in Engineering Science and Applied Mathematics at State University of New York at Stony Brook.

Mr. Jeffrey M. Saxon, Director, UBS Securities LLC

Mr. Saxon is a Director at UBS Securities LLC and a member of the Supervisory Committee for the Dow Jones-UBS Commodity Index. Prior to joining UBS Securities LLC in 2009, Mr. Saxon was a Vice President and Counsel at AIG Financial Products Corp., where he supported their commodity index business and negotiated and structured commodity derivative transactions. He is a graduate of Harvard Law School and received a B.S. in Chemistry from the University of Virginia.

The Advisory Committee consists of leading figures from the financial and academic communities. The members of the Advisory Committee will be announced each year prior to the annual meeting of the Advisory Committee.

The Supervisory Committee has a significant degree of discretion in making determinations relating to the Index. The Supervisory Committee may exercise this discretion as it determines to be most appropriate.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity Index

The DJ-UBS Commodity Index was created using the following four main principles:

♦	Economic significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the DJ-UBS Commodity Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities.

The DJ-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The DJ-UBS Commodity Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

♦	Diversification. A second major goal of the DJ-UBS Commodity Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the DJ-UBS Commodity Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.
♦	Continuity. The third goal of the DJ-UBS Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the DJ-UBS Commodity Index from year to year. The DJ-UBS Commodity Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBS Commodity Index.

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♦	Liquidity. Another goal of the DJ-UBS Commodity Index is to be highly liquid. Liquidity is included as a weighting factor in order to better accommodate substantial investment flows. The liquidity of an index not only affects transaction costs associated with current investments, but may also affect the reliability of historical price performance data. That is, to the extent that market inefficiencies may result from substantial inflows of investment capital, these inefficiencies — and corresponding distortions in index performance — will be minimized by weighting distributions which more closely mirror actual liquidity in the markets. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the DJ-UBS Commodity Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or UBS Securities.

Composition of the DJ-UBS Commodity Index

The following methodology has been previously employed by Dow Jones and AIG-FP, and shall continue to be employed by Dow Jones and UBS Securities, in determining the composition of the DJ-UBS Commodity Index. Since the last meeting of Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and the subsequent rebalancing of the DJ-UBS Commodity Index in January 2009, UBS Securities acquired AIG-FP’s commodity business. As a result, references in this section, “Composition of the DJ-UBS Commodity Index,” to UBS Securities shall refer to future actions taken by UBS Securities pursuant to these directives after May 6, 2009, the date on which the AIG-FP commodity business was acquired.

Commodities Available for Inclusion in the DJ-UBS Commodity Index

The commodities that have been selected for possible inclusion in the DJ-UBS Commodity Index are believed by Dow Jones and UBS Securities to be sufficiently significant to the world economy to merit consideration for inclusion in the DJ-UBS Commodity Index, and each such commodity is the subject of a qualifying related futures contract (a “Designated Contract”).

With the exception of several London Metal Exchange (“LME”) contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, UBS Securities selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, UBS Securities selects the most actively traded contract. This process is reviewed by the Supervisory and Advisory Committees. Data concerning this Designated Contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.

The 23 potential commodities that may be included in the DJ-UBS Commodity Index in a given year currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the DJ-UBS Commodity Index are assigned to Commodity Groups. The Commodity Groups currently include Energy, Precious Metals, Industrial Metals, Livestock, Grains, Vegetable Oil and Softs.

Determination of Relative Weightings

The relative weightings of the component commodities included in the DJ-UBS Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in -2/3 and -1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the applicable index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the applicable index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in each index (the “Index Commodities”) and their respective percentage weights.

Diversification Rules

The DJ-UBS Commodity Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the DJ-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the DJ-UBS Commodity Index as of January of the applicable year:

♦	No related group of commodities designated as a Commodity Group may constitute more than 33% of the DJ-UBS Commodity Index.
♦	No single commodity may constitute more than 15% of the DJ-UBS Commodity Index.
♦	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBS Commodity Index.

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♦	No single commodity that is in the DJ-UBS Commodity Index may constitute less than 2% of the DJ-UBS Commodity Index.

Following the annual reweighting and rebalancing of the DJ-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the DJ-UBS Commodity Index by calculating the new unit weights for each DJ-UBS Commodity Index Commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the DJ-UBS Commodity Index, are used to determine a Commodity Index Multiplier (“CIM”) for each DJ-UBS Commodity Index Commodity. This CIM is used to achieve the percentage weightings of the commodities included in the DJ-UBS Commodity Index, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each DJ-UBS Commodity Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The DJ-UBS Commodity Index is calculated by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the futures prices of commodities included in the DJ-UBS Commodity Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the DJ-UBS Commodity Index is a mathematical process whereby the CIMs for the commodities included in the DJ-UBS Commodity Index are multiplied by the prices in US dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior DJ-UBS Commodity Index level to calculate the current DJ-UBS Commodity Index level. Dow Jones disseminates the DJ-UBS Commodity Index level approximately every fifteen seconds (assuming the DJ-UBS Commodity Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily DJ-UBS Commodity Index level at approximately 4:00 p.m. (New York time) on each DJ-UBS Business Day on Reuters page UBSCI. DJ-UBS Commodity Index levels can also be obtained from the official websites of Dow Jones and are also published in The Wall Street Journal.

The DJ-UBS Commodity Index is a Rolling Index

The DJ-UBS Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The DJ-UBS Commodity Index is a “rolling index.”

DJ-UBS Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of an index will be adjusted in the event that UBS Securities determines that any of the following index calculation disruption events exists:

(a)	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the index on that day,
(b)	the settlement price of any futures contract used in the calculation of the index reflects the maximum permitted price change from the previous day's settlement price,
(c)	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the index, or
(d)	with respect to any futures contract used in the calculation of the DJ-UBS Commodity Index that trades on the LME, a business day on which the LME is not open for trading.

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Disclaimer

NONE OF DOW JONES, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR THE CALCULATION OF ANY THEREOF. NONE OF DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE PARTIES TO ANY TRANSACTION INVOLVING THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJ-UBS COMMODITY INDEX, ANY INDEX TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND UBS SECURITIES OTHER THAN UBS SECURITIES’S SUBSIDIARIES AND AFFILIATES.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the DJ-UBS Commodity Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader's profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the DJ-UBS Commodity Index has been comprised exclusively of futures contracts traded on regulated exchanges.

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